ORBIS

Warsaw, 2004-12-20




05005080

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 37/2004.
Best regards

Krzysztof Gerula

I Vice-President

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01

Current report no 37/2004

"Orbis" S.A. hereby informs that pursuant to the application filed with the Polish Securities and Exchanges' Commission, as from December 20, 2004, the company joins the Electronic System for Circulation of Information (ESPI). Accordingly:

1) December 20, 2004, shall be the date on which "Orbis" S.A. will launch delivery of information via the ESPI System,
2) "Orbis" S.A. authorized the following employees to handle maters related to delivery of information: Marlena Bańcyrowska, Katarzyna Czajkowska, Hanna Raczyńska, Lesław Skasko, Marzanna Wrzalik.